SECOND ADDENDUM TO PURCHASE AND SALE AGREEMENT


     This Second Addendum (the "Second Addendum") is dated for reference purposes this 10th day of July, 2000, and modifies that certain Purchase and Sale Agreement dated as of May 23, 2000, as previously amended by the Addendum mutually accepted on June 27, 2000 (the "Agreement"), by and between Matsushita Semiconductor Corporation of America, a Delaware corporation ("Seller"), and Microchip Technology Incorporated, a Delaware corporation ("Purchaser"). The proper nouns used in this Second Addendum shall have the meaning given to those same terms in the Agreement unless a different meaning is provided herein.

                                    RECITALS

     A. As a result of its due diligence investigation, Purchaser has requested that Seller agree to certain matters as a condition of Purchaser proceeding with its acquisition of the Property.

     B.   Purchaser is willing to agree to the matters set forth herein.

                                    AGREEMENT

     NOW, THEREFORE, the parties agree as follows:

     1. Seller shall: (i) clean selected drains that may contain process wastes;
(ii) remove selected stored wastes and chemicals at the facility that Purchaser has determined are not needed for its operations; (iii) drain and clean selected tanks and associated piping that may contain chemicals; and (iv) remove sediment accumulated in the storm water pond. The selected drains, stored wastes and chemicals, tanks and associated piping, referenced in (i) through (iii) above, are specifically identified on attached Exhibit A ("Work Plan"). "Drains" shall mean sumps, drains, pipes or other conveyances which comprise the facility's drainage system. In addition, Seller shall take those actions identified in the Interim Operation and Maintenance Activities Report (dated July 10, 2000), attached hereto as Exhibit B (the "Report"), as such actions may be amended by EPA or the Puyallup Tribe, with respect to NPDES compliance through Closing. Seller shall use reasonable and diligent efforts to complete all of the work
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identified in the Work Plan and the Report (collectively the "Work") in accordance with applicable laws at least seventy-two (72) hours before Closing. Seller makes no representations or warranties with regard to the Work after it has been accepted by Purchaser. Purchaser shall accept or reject the Work within seventy-two (72) hours after Seller notifies Purchaser that it has completed the Work. If Purchaser does not accept the Work, then Purchaser shall deliver to Seller within such seventy-two (72) hour period a detailed punch list which describes the manner in which the Work departs from the Work Plan or the Report, as the case may be, and identifies those actions necessary to cause the Work to be acceptable. Any dispute between Seller and Purchaser regarding whether the Work complies with the Work Plan or the Report shall be resolved by binding arbitration conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association. This Second Addendum does not limit any actions Seller may choose or be required to take to satisfy EPA or the Puyallup Tribe with respect to NPDES compliance.

     In the event Seller cannot complete the Work required in paragraph 1 before Closing, then Purchaser shall grant Seller reasonable access to the facility after Closing and shall reasonably cooperate with Seller to complete the Work. Seller shall use reasonable and diligent efforts to complete the Work required by paragraph 1 no later than sixty (60) days after Closing. All "dangerous wastes" (as defined in WAC 173-303) at the facility, as of the date of Closing, which are shipped off-site after Closing by Seller shall be manifested using Seller's generator identification number.

     2. If Seller is not able to deliver to Purchaser on or before July 24, 2000, a test properly conducted by a qualified consultant under representative conditions at sensitive receptors which establishes that the facility complied with WAC 173-60 (including nighttime sound limits therein), then Seller shall pay US$150,000 into escrow at Closing. After Closing, Purchaser shall inform Seller when the facility is ready to be tested for compliance with WAC 173-60 which test date shall be within twelve (12) months after the Closing Date. Seller and Purchaser shall then use MFG, Inc., or another consultant reasonably acceptable to both of them, to conduct such tests as may be necessary to determine compliance with WAC 173-60. The costs of the consultant shall be paid

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from the escrowed funds. If the tests show that the facility fails to comply with WAC 173-60, then the balance of the escrowed funds shall be disbursed to Purchaser. If the tests show that the facility does comply with WAC 173-60, then the balance of the escrowed funds shall be disbursed to Seller.

     3. Seller shall pay to Purchaser US$125,000 at Closing which, together with the other performance required of Seller under this Second Addendum, shall constitute full and complete consideration for all of those matters raised or which could have been raised by Purchaser as part of its due diligence for the purchase of the Property. Seller makes no assurances regarding whether the forgoing payment will be sufficient to fully investigate or remedy any of Purchaser's concerns. Purchaser reaffirms that it is purchasing the Property on an "as is with all faults" basis as provided in Section 5.01 of the Agreement.

     4. Purchaser has reviewed the settlement between Seller and Puget Sound Energy (PSE) as set forth in correspondence attached as Exhibit C. Purchaser accepts the PSE lease form attached as Exhibit D, provided it is completed in accordance with Alternative No. 1 and paragraph (2)(b)(ii) of that Alternative identified in the June 1, 2000 letter from James A. Smith to Jeffrey I. Tilden.

     5. Seller represents and warrants that, to the best of its knowledge, it has paid all amounts required to be paid by Seller under that certain Standard Form of Agreement between Owner and Contractor dated January 1, 1996 between Seller and Obayashi Corporation and all related agreements to which Seller is a party, to the extent the failure to pay any such amounts could give rise to lien rights against the Property or any other liability of Purchaser after Closing.

     6. City, county and state ad valorem property taxes or assessments affecting the Real Property shall be prorated at Closing based on an assessed value of US$56,800,000.


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     7. Subject to full execution of this Second Addendum, Purchaser waives its right to terminate the Agreement under Section 6.06 on or before the end of the Contingency Period for the matters set forth in such section.

     8. All terms of the Agreement shall remain in full force and effect unless expressly amended by this Second Addendum. Without limiting the generality of the foregoing, the parties expressly intend not to limit, amend or modify paragraph 6.07 of the Agreement or the May 23, 2000 letter of understanding between Purchaser and Seller regarding the "Existing Environmental Condition."

     IN WITNESS WHEREOF, the parties have executed this Second Addendum, effective as of the date set forth above.


                                   SELLER:

                                   MATSUSHITA SEMICONDUCTOR CORPORATION
                                   OF AMERICA, a Delaware corporation


                                   By: /s/ S. Teramoto
                                      -------------------------------------
                                      S. Teramoto, President


                                   PURCHASER:

                                   MICROCHIP TECHNOLOGY INCORPORATED, INC., a Delaware corporation


                                   By: /s/ Steve Sanghi
                                       ------------------------------------
                                   Its:  President And CEO
                                       ------------------------------------

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